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                                                                   EXHIBIT 99.1

              VISTA ANNOUNCES RECORD SECOND QUARTER PRODUCTION AND
                    ONE-MILLIONTH OUNCE PRODUCED AT HYCROFT

DENVER, COLORADO, AUGUST 6, 1998 - Vista Gold Corp. (the "Company") reported net earnings of US$0.5 million for the three months ended June 30, 1998 or US$0.01 per share compared to a net loss of US$1.2 million or US$0.01 per share for the same period in 1997. For the first six months of 1998, the Company reported net earnings of US$2.7 million or US$0.03 per share compared to a net loss of US$1.9 or US$0.02 per share for the same period in 1997.

The Company's Hycroft mine in Nevada reported its second consecutive quarter of record gold production. The mine produced 35,171 ounces of gold in the second quarter for a total of 70,188 ounces in the first six months of the year. This compares to second quarter 1997 production of 30,404 ounces and 60,539 ounces for the first six months of 1997.

Record gold production, together with measures taken to reduce costs, resulted in a cash operating cost per ounce of $207 for the three months ended June 30, 1998, a decrease of $47, or 19 percent, from 1997. For the six months ended June 30, 1998, the cash operating cost per ounce was $207 as compared to $264 for the same period in 1997.


                                 SUMMARY RESULTS

                                                         THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                               JUNE 30                            JUNE 30
                                                        1998              1997             1998              1997
(U.S. dollars in thousands, except share data)
Gold sales                                             $11,199           $10,635          $22,170           $21,301
Net earnings (loss)                                        502           (1,191)            2,680           (1,883)
Cash provided by operating activities                    1,807               694           13,154             1,823
Cash operating cost per ounce                              207               254              207               264
Net earnings (loss) per share                             0.01            (0.01)             0.03            (0.02)

Gold production (ounces)                                35,171            30,404           70,188            60,539


The measures taken to reduce costs included reducing mining activities and planning for complete suspension of mining at the end of May. As a result of higher than expected grades at the Brimstone pit however, the Company has been able to defer the suspension until September. The impact of higher grades and deferred suspension will be to increase estimated production for 1998 to 108,000 ounces - gold production will continue through 1999 into 2000 from inventoried ore.

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The Company has examined various mining plans that will allow resumption of mining when gold prices return to more normal levels. In the short-term, the Company will commence reclamation in areas that will not be affected by future operations. The Hycroft property is not fully explored and the Company is pursuing joint venture opportunities to explore for deeper and potentially higher-grade ore.

Following the second quarter's record gold production, the Hycroft mine produced its one-millionth ounce of gold on July 12, 1998. "The Hycroft operation has achieved a major production milestone due to the efforts of the employees. We are very proud of the Hycroft team, who have successfully demonstrated the Company's ability to run an efficient and low-cost operation under very difficult conditions," said Mike Richings, President and CEO.

Also, subsequent to June 30, 1998, Zamora Gold Corp. ("Zamora"), a company in which Vista is a significant shareholder, completed the acquisition of various property interests in Ecuador from Compania Minera Gribipe, S.A. ("Gribipe"), a major Ecuadorian mineral exploration company. As a condition of the transaction, Zamora issued 39.5 million common shares to Gribipe for the acquisition of the property interests and an additional 7.6 million common shares to Vista in settlement of debts owed to Vista by Zamora. Vista's ownership of Zamora has been reduced from 48.7 percent to 26.5 percent as a result of the transaction.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, development projects in Bolivia, and exploration projects in North and South America.

                                       ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450 or
(888) 629-2450.